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                             June 3, 2022

       Mark Tatterson
       Chief Financial Officer
       UNITED BANKSHARES INC/WV
       514 Market St.
       Parkersburg, WV 26101

                                                        Re: UNITED BANKSHARES
INC/WV
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 1, 2022
                                                            File No. 002-86947

       Dear Mr. Tatterson:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       2021 Compared to 2020
       Portfolio Loans, page 45

   1. We note your 2021 Community Bankers Trust Corporation acquisition and your 2020
                                                        Carolina Financial
Corporation acquisition on page 39 that include $1.28 billion and $3.29 billion of loans and
leases, net of unearned income, respectively. Due to these significant increases in acquired
loans, please provide us proposed revised disclosure for future filings to detail the
amount of loans acquired and outstanding by loan type for each period presented.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Mark Tatterson
UNITED BANKSHARES INC/WV
June 3, 2022
Page 2

      You may contact Jacob Luxenburg at 202-551-2339 or Bonnie Baynes at
202-551-
4924 with any questions.



FirstName LastNameMark Tatterson                      Sincerely,
Comapany NameUNITED BANKSHARES INC/WV
                                                      Division of Corporation
Finance
June 3, 2022 Page 2                                   Office of Finance
FirstName LastName